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                                 EXHIBIT (a)(3)
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                               MORAGA CAPITAL, LLC

                                November 29, 1995

                    OFFER TO PURCHASE UNITS FOR $450 PER UNIT

Dear Limited Partner:

         As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), Moraga Capital, LLC (the "Purchaser") is offering to purchase your Limited Partnership Units in De Anza Properties - X ("De Anza") for $450 cash per Unit. The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in the De Anza without the usual transaction costs associated with market sales or partnership transfer fees. The Purchaser and its affiliates currently own or control approximately 7.2% of the Units.

         Based on our records, you will receive $______ if all of your Units are tendered and purchased under the Offer (subject to reduction if any distributions are declared or made by De Anza prior to expiration of the Offer).

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage-paid envelope) or telecopy a duly completed and executed copy of the blue Letter of Transmittal and any documents required by the Letter of Transmittal to the Depositary for the Offer at:

                                          CCP Administrators, Inc.
                                          1640 School Street, Suite 100
                                          Moraga, California  94556

                                          Telecopier No: 510-631-9119

         If you have any questions or need assistance, please call the Purchaser at 800-854-8357.

                                                     MORAGA CAPITAL, LLC